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April 2, 2013

VIA EDGAR, UPS AND ELECTRONIC MAIL

Christina Chalk, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tessera Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 15, 2013 by Starboard Value and Opportunity Master Fund
Ltd, Starboard Value LP, et. al
DFAN14A filed March 18, 2013
DFAN14A filed March 6, 2013
DFAN14A filed March 1, 2013
DFAN14A filed February 19, 2013
File No. 001-12537

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 26, 2013 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers included herein refer to pages of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on the date hereof (“Amendment No. 1”) and the defined terms used herein have the definitions given to them in Amendment No. 1.

For your convenience, we have enclosed a paper copy of Amendment No. 1 marked to show changes from the Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 15, 2013.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 2, 2013

Preliminary Proxy Statement on Schedule 14A filed on March 15, 2013

General

1.
Numerous factual assertions are made throughout the proxy statement.  Please provide us with the supporting materials for these statements of fact.  Send us an annotated version of the proxy materials that includes a supporting reference for each assertion.  Appropriate supporting materials may include cites to publicly-filed periodic reports, copies of newspaper articles, court papers, or other appropriate documentation.  For example, the following non-exhaustive list of factual assertions should be specifically supported or deleted:

•	The information about revenue declines and operating expenses at the bottom of page 10;

•	The financial information for Tessera appearing on page 11; and

•	The segment data appearing on page 12.

We have made revisions in Amendment No. 1 to provide supporting references for Starboard’s factual assertions.  Please see pages 11 to 15 of Amendment No. 1.  Copies of the supporting materials are enclosed.

2.
Cites to supporting material should be appropriately specific to allow shareholders and the staff to locate the referenced source material.  For example, we note the generic reference in footnote (3) on page 11 to “Company filings and event transcripts.”  This vague reference does not provide enough information to find and verify the data.  Similarly, the reference to “Company filings” on page 12 under the table of segment financials is not specifically detailed.  Please revise.

We acknowledge the Staff’s comment and have made revisions in Amendment No. 1 to clarify references to materials supporting Starboard’s factual assertions.  Please see pages 11 to 15 of Amendment No. 1.

3.
Provide support for the assertion in the first paragraph on page 12 that “IP’s profit margins are far below historical levels and the profit margins of other intellectual property licensing companies with similar business models.”  Identify the “other intellectual property licensing companies with similar business models” to which you refer.

We have made revisions in Amendment No. 1 to provide additional supporting information for this assertion.  Please see page 13 of Amendment No. 1.

4.
We note that Tessera recently filed proxy materials indicating a change to the Company’s bylaws decreasing the number of directors to six to take effect immediately before the 2013 Annual Meeting and announcing the departure of the Company’s Chief Executive Officer Robert Young and certain directors and the appointment of new ones.  Please update your proxy materials to reflect these changes and in particular, how they impact your suggested changes to the management of the Company going forward.

April 2, 2013

We have made revisions in Amendment No. 1 to reflect recent developments at Tessera, including changes at the management and Board levels, and its nomination of six directors for re-election at the Annual Meeting.  Please see pages 1, 2, 12 to 19, 29 and 30 of Amendment No. 1.

Background to the Solicitation, page 4

5.
Refer to the first bullet point on page 8.  Since you have made an issue of the fact that you notified the Board about “possible improper conduct” by Dr. Young and the Board’s failure to take action, you must provide some additional facts to explain the nature of the alleged misconduct.

We acknowledge the Staff’s comment and have made revisions in Amendment No. 1 to explain that the alleged misconduct revolved around whether Mr. Young has (or has had) an inappropriate relationship with a female employee of the Company.  Please see page 8 of Amendment No. 1.

The Company’s DigitalOptics Business Segment Continues to Generate Massive Losses for Stockholders, page 11

6.
See comment 4 above concerning the recently-announced changes to the Company’s Board and business operations.  The revised proxy materials should address the new DigitalOptics Restructuring as it relates to your criticism of that part of Tessera’s operations and your plans for the future of the Company.

We have made revisions in Amendment No. 1 to reflect recent developments at Tessera, including changes at the management and Board levels, and its announcement regarding a restructuring of its DOC business segment.  Please see pages 12 and 13 of Amendment No. 1.

The Credibility of Tessera’s Management Team and the Board are Undermined by the Company’s Track Record of Failed Commitments, page 13

7.	Please characterize each statement or assertion of opinion or belief as such, including the heading of this section.

We acknowledge the Staff’s comment and have made revisions in Amendment No. 1 to consistently present opinions or beliefs as such.

Proposal 1.  Election of Directors, page 17

8.
Refer to the disclosure in the last full paragraph on page 22, where you state that Starboard reserves the right to vote its own shares for some or all of the Company’s nominees, “to effect a Board composition that we believe is in the best interests of all stockholders.”  Specifically explain the circumstances under which you might vote for Company nominees over those director nominees you have put forth.  If there are Company nominees for whom you would not vote, so state.

April 2, 2013

We acknowledge the Staff’s comment and have made revisions in Amendment No. 1 to explain that Starboard may vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees in the event it becomes apparent to Starboard, based on the projected voting results at such time, that less than all of the Starboard nominees would be elected at the Annual Meeting and that by voting the Starboard Group Shares, Starboard could help elect Company nominees that Starboard believes are the most qualified to serve as directors and thus help achieve a Board composition that Starboard believes is in the best interest of all stockholders.  Please see pages 2, 24 and 29 of Amendment No. 1.

Currently, there is no Company nominee for whom Starboard would not vote.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Very truly yours, /s/ Andrew M. Freedman Andrew M. Freedman

Enclosures

cc:           Peter A. Feld

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated May 26, 2013 (the “Staff Letter”) relating to the Preliminary Proxy Statement on Schedule 14A filed by the undersigned on March 15, 2013 and related additional soliciting materials (the “Filings”), each of the undersigned acknowledges the following:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated:  April 2, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Peter A. Feld
	Name:	Peter A. Feld
	Title:	Authorized Signatory

/s/ Peter A. Feld
PETER A. FELD
Individually and as attorney-in-fact for Jeffrey C. Smith, Mark R. Mitchell, Tudor Brown, George Cwynar, Thomas Lacey, George Riedel and Donald Stout